UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDAREX, INC.
(Name of Subject Company (Issuer))

PUMA ACQUISITION CORPORATION
(Offeror)
A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

583916101
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Senior Vice President, General
Counsel & Secretary
P. Joseph Campisi, Jr., Esq.
Vice President & Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154
(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Susan Webster, Esq.
Thomas Dunn, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

	CALCULATION OF FILING FEE
Transaction Valuation(1)		Amount of Filing Fee(2)
$2,503,857,888		$139,715.27

(1) Estimated for purposes of calculating the filing fee only.  This amount was determined by multiplying 156,491,118 shares of Medarex common stock (representing the shares of common stock outstanding (other than shares owned by Bristol-Myers Squibb Company and its subsidiaries), in-the-money options, shares of common stock subject to restricted stock units, shares of common stock issuable upon conversion of Medarex’s outstanding 2.25% Convertible Senior Notes, due May 15, 2011, and shares of common stock subject to outstanding rights under the employee stock purchase plan of Medarex, in each case as of July 21, 2009), by $16.00 per share, which is the offer price.
(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $139,715.27	Filing Party: Bristol-Myers Squibb Company and Puma Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: July 28, 2009

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  Third-party tender offer subject to Rule 14d-1.
☐  Issuer tender offer subject to Rule 13e-4.
☐  Going-private transaction subject to Rule 13e-3.
☐  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Puma Acquisition Corporation, a New Jersey corporation (“Purchaser”) and wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 28, 2009 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement dated as of May 23, 2001, between Medarex, Inc. (the “Company”) and Continental Stock Transfer & Trust, as amended from time to time (the “Shares”), of the Company, a New Jersey corporation, that are not already owned by Parent and its subsidiaries, at a purchase price of $16.00 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 5 and 6. Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals.

The sixth paragraph under “The Tender Offer—Section 12—Purpose of the Offer; Plans for the Company” of the Offer to Purchase is hereby amended by adding a new final sentence thereof as follows:

“On July 30, 2009, Parent entered into a retention agreement with Christian S. Schade, Senior Vice President, Finance and Administration, and Chief Financial Officer of the Company, pursuant to which Parent will compensate Mr. Schade if he remains employed with the Company from the Closing through December 31, 2009.”

Item 11.  Additional Information.

“The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by restating the first sentence of the second paragraph thereof as follows:

“On July 23, 2009, a purported shareholder of the Company named Kenneth Blumberg filed a complaint in the United States District Court for the District of New Jersey against the members of the Company Board, the Company and Parent (the “Blumberg Complaint”); the Blumberg Complaint was amended on August 4, 2009.”

In addition, “The Tender Offer—Section 16—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended by adding a new third paragraph thereof as follows:

“The following additional shareholder class action complaints have been filed in the United States District Court for the District of New Jersey by individuals purporting to be shareholders of the Company in connection with the Offer and the Merger: (1) a complaint filed on July 30, 2009, by James D. Blevins  (the “Blevins Complaint”) and (2) a complaint filed on July 31, 2009, by Albert Halegoua (the “Federal Halegoua Complaint”).  In addition, the following shareholder class action complaints have been filed in the Superior Court of New Jersey by individuals purporting to be shareholders of the Company in connection with the Offer and the Merger: (1) a complaint filed on July 23, 2009, by Albert Halegoua (the “Halegoua Complaint”); (2) a complaint filed on July 23, 2009, by Raymond T. Hersh; (3) a complaint filed on July 23, 2009, by Christopher Jerjian (which was amended on July 29, 2009) (as amended, the “Jerjian Complaint”); (4) a complaint filed on July 24, 2009, by Natalie Gordon (which was amended on July 31, 2009) (as amended, the “Gordon Complaint”); (5) a complaint filed on July 24, 2009, by Michael Roth and Hildy Roth; (6) a complaint filed on July 28, 2009, by Ronald F. Sargent (which was amended on July 30, 2009); (7) a complaint filed on July 29, 2009, by Michael Dessoye; (8) a complaint filed on July 30, 2009, by Ralph Roelofsz; and (9) a consolidated complaint, captioned Hersh et al. v. Pien et al., Docket No. C-71-09, filed on August 5, 2009 (the complaints in clauses (1) through (9) of this sentence, collectively, the “Superior Court Complaints” and, together with the Blumberg Complaint, the Blevins Complaint and the Federal Halegoua Complaint, the “Complaints”). The Complaints name as defendants the Company, the members of the Company Board and Parent. The Blevins Complaint, the Federal Halegoua Complaint, the Jerjian Complaint and the Gordon Complaint also name Purchaser as a defendant. Each Complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that Parent and, in the case of the Blevins Complaint, the Federal Halegoua Complaint, the Jerjian Complaint and the Gordon Complaint, Purchaser and, in the case of each Complaint other than the Halegoua Complaint, the Company aided and abetted the purported breaches of fiduciary duties. In addition, the Blumberg Complaint and the Federal Halegoua Complaint allege certain violations of the Exchange Act by the Company, Parent and, in the case of the Federal Halegoua Complaint, Purchaser. Each Complaint seeks to enjoin the Offer, in addition to seeking other equitable and monetary relief. With respect to each of the Complaints, Parent and Purchaser believe that the allegations against Parent and, where applicable, Purchaser, are without merit, and Parent and Purchaser intend to defend vigorously the actions.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUMA ACQUISITION CORPORATION

By:	/s/ Jeremy Levin

	Name:	Dr. Jeremy Levin

	Title	President

	Date:	August 6, 2009

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Jeremy Levin

	Name:	Dr. Jeremy Levin

	Title	Senior Vice President, Strategic Transactions

	Date:	August 6, 2009

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